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December 29, 2020

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crucible Acquisition Corporation

Registration Statement on Form S-1

Filed December 18, 2020

File No. 333-251495

Ladies and Gentlemen:

This letter sets forth responses of Crucible Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated December 28, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

The Company has revised the Registration Statement in response to the Staff’s comments. The Company is concurrently filing an amendment to the Registration Statement with this letter.

U.S. Securities and Exchange Commission

December 29, 2020

Registration Statement on Form S-1 filed December 18, 2020

Exclusive Forum for Certain Lawsuits, page 134

1.	Staff’s Comment: This section indicates as to claims under the Securities Act or the Exchange Act, “[T]he federal district courts of the United States of America shall be the sole and exclusive forum.” Exhibit 3.2, Section 12.1 (Form of Amended and Restated Certificate of Incorporation), states “[T]he Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums.” Please reconcile and if the federal courts will be the exclusive forum for Securities Act claims, please revise the disclosure to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 3.2, Section 12.1 (Form of Amended and Restated Certificate of Incorporation) to clarify that federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for Securities Act claims, and has revised the Registration Statement accordingly on pages 62 and 137 to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act.

General

2.	Staff’s Comment: Please include a bullet point summary of your principal risks in the forepart of the prospectus, as required by Item 105(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on pages 28 through 30 to include a bullet point summary of the Company’s principal risks in the forepart of the prospectus, as required by Item 105(b) of Regulation S-K.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	Crucible Acquisition Corporation

James M. Lejeal

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel